

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



02020257

NO ACT
P.E 12-21-01
1-12609

February 28, 2002

Act 1934
Section 14A-8
Rule
Public Availability 2/28/2002

Maria Gray
Orrick, Herrington & Sutcliffe LLP
Old Federal Reserve Bank Building
400 Sansome Street
San Francisco, CA 94111-3143

Re: PG&E Corporation
Incoming letter dated December 21, 2001

Dear Ms. Gray:

This is in response to your letters dated December 21, 2001 and January 22, 2002 concerning the shareholder proposal submitted to PG&E by Simon Levine. We also have received letters on the proponent's behalf dated January 7, 2002, January 29, 2002 and February 1, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Simon Levine
960 Shorepoint Court
No. 306
Alameda, CA 94501



ORRICK, HERRINGTON & SUTCLIFFE LLP
OLD FEDERAL RESERVE BANK BUILDING
400 SANSOME STREET
SAN FRANCISCO, CA 94111-3143
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December 21, 2001

Maria Gray
(415) 773-5464
mgray@orrick.com

VIA FEDEX

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re: Shareholder Proposal of Simon Levine

Ladies and Gentlemen:

We are writing on behalf of our client, PG&E Corporation, a California corporation (the "Corporation"). Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8, the Company excludes a shareholder proposal from the proxy statement, form of proxy and other proxy materials for its 2002 Annual Meeting of Shareholders (the "2002 Proxy Materials"). The proposal (the "Proposal") and accompanying supporting statement (the "Supporting Statement") were submitted by Mr. Simon Levine (the "Proponent").

In accordance with Rule 14a-8(j), we are furnishing the Staff with six copies of this letter, which sets forth the reasons why the Corporation deems the omission of the Proposal from the 2002 Proxy Materials to be proper. We also enclose six copies of the Proposal and all other correspondence.

A copy of this letter is also being sent to Mr. Levine as notice of the Corporation's intent to omit certain portions of the Proposal and the accompanying supporting statement from the 2002 Proxy Materials. Also enclosed is an additional copy of this letter, which we would appreciate having file-stamped and returned in the enclosed pre-paid envelope.

For the reasons set forth below, the Corporation intends to omit the Proposal and the accompanying supporting statement from the 2002 Proxy Materials.

BACKGROUND

On December 17, 2001, the Corporation received the Proposal from Mr. Levine for consideration at the Corporation's 2002 annual meeting of shareholders. The Proposal requests that the Corporation's board of directors take the steps necessary to adopt a policy of confidential voting at



all shareholder meetings in the form of a bylaw. The Proposal lists three criteria for such a policy:

1. The voting of all proxies, consents or authorizations will be secret. No such document shall be available for examination, nor shall the vote or identity of any shareholder be disclosed except to the extent necessary to meet the legal requirements, if any, of the Company's state of incorporation.

2. The exception is in a proxy contest where each party is to have equal access to the above.

3. Independent election inspectors shall conduct the receipt, certification and tabulation of such votes.

REASONS FOR OMISSION

The Corporation believes it may properly omit the Proposal from its 2002 Proxy Materials for the following reasons:

1. The Proposal has been substantially implemented by the Corporation, and may be omitted under SEC Rule 14a-8(i)(10).

2. The Proposal violates SEC rules, because it is false and misleading, and therefore may be omitted pursuant to SEC Rule 14a-8(i)(3) and SEC Rule 14a-9.

DISCUSSION

1. The Proposal May Be Omitted Under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented.

Rule 14a-8(i)(10) permits the omission of a shareholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule allowing the omission of a proposal that was "moot." Rule 14a-8(i)(10) also clarifies the Commission's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it is substantially implemented. In 1983, the Commission determined that the previous formalistic "fully effected" application of Rule 14a-8(c)(10) (the predecessor of Rule 14a-8(i)(10)) defeated the purpose of the rule. See SEC Release No. 34-30091 (August 16, 1983). The Commission reaffirmed this interpretation in 1998 and the Division has recently applied this interpretation. See SEC Release No. 34-40018 (May 21, 1998); Masco Corporation (March 29, 1999)(board resolution substantially implemented the shareholder's proposal regarding independence of directors, rendering proposal moot).



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The Corporation has already substantially implemented the Proposal. In 2000, the Corporation formalized its Confidential Voting Policy (the "Confidential Voting Policy"). Under the Confidential Voting Policy, all proxies, ballots, and voting tabulations that reveal how a particular shareholder has voted are treated as confidential. Further, the vote of any shareholder will not be revealed to anyone other than a non-employee proxy tabulator or an independent inspector of election, except (i) as necessary to meet legal requirements, (ii) in a dispute regarding authenticity of proxies and ballots, (iii) in the event of a proxy contest, if the other party does not agree to comply with the Confidential Voting Policy, and (iv) where disclosure may be necessary for the Corporation to assert or defend claims.

In addition, the Corporation has had a long-standing policy to appoint independent election inspectors to conduct the receipt, certification and tabulation of shareholder votes. As noted in the Corporation's 2001 Joint Notice of Annual Meeting of Shareholders, representatives of Mellon Investor Services LLC ("Mellon") acted as the proxy tabulators and the inspectors of elections for the 2001 annual meetings. Mellon is independent of the Corporation and its directors, officers, and employees. The Corporation intends to continue to use independent election inspectors.

A close comparison of the Proposal and the policies of the Corporation, including the Confidential Voting Policy, illustrates that the Corporation has substantially implemented the policy described in the Proposal:

- The Proposal requests that "voting be secret"-- the Confidential Voting Policy requires that "the vote of any shareholder not be revealed to anyone . . ."

- The Proposal allows an exception "to the extent necessary to meet legal requirements . . . of the Company's state of incorporation"-- the Confidential Voting Policy provides an exception "as necessary to meet legal requirements" and where necessary to "assert or defend claims," the latter of which would include claims under California law, the Corporation's state of incorporation.

- The Proposal allows an exception "in a proxy contest where each party is to have equal access to the above"-- the Confidential Voting Policy provides a exception "in the event of a proxy contest, if the other party does not agree to comply with the Confidential Voting Policy."

- The Proposal requests the use of independent election inspectors -- the Corporation, as noted, has a long-standing and continuing policy to use independent inspectors.



ORRICK, HERRINGTON & SUTCLIFFE LLP
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400 SANSOME STREET
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We note that the staff has rejected Rule 14a-8(i)(10) arguments where it appears that the proponent's proposal is more restrictive that the actual policy that is in place. See, e.g., Occidental Petroleum Corporation (January 31, 1995); United States Shoe (March 30, 1993); First Bank System, Inc. (February 27, 1992). The Corporation believes, as illustrated above, that its policies and the Proposal are equally restrictive and that the exceptions to each are, upon a fair reading, substantially alike. In addition, we note the Staff has recently rejected Rule 14a-8(i)(10) arguments in cases where the proponent appears to have sought a by-law or charter amendment to ensure that the confidential voting policy cannot be modified without shareholder approval. See, AT&T Corporation (February 18, 1998); but see, General Motors Corporation (March 4, 1996)(where the Staff concurred even though a stockholder vote requirement was requested but not implemented by the company). The Proponent has requested a bylaw, but has not requested the additional element of a shareholder vote requirement. In light of AT&T, this is an important omission.

The Corporation believes that the introduction of the additional procedural element of a bylaw does not change the essential objective of the Proposal, that of requiring confidential voting, which has been satisfied by the Corporation. Like bylaws, the Confidential Voting Policy (and other relevant policies) adopted by the Corporation's is subject to review and revision by the Corporation's board. In this case the distinction between bylaws and policies is not significant, since under Section 211 of the California General Corporation Law (the "CGCL"), to which the Corporation is subject, directors of a California corporation may adopt, amend or repeal the bylaws. While it is true that under Section 211, the articles or bylaws may restrict or eliminate the power of the board to adopt, amend or repeal the bylaws (with certain exceptions), no such provision exists in the Corporation's articles or bylaws. Therefore, since pursuant to Section 211 of the CGCL and the Corporation's articles and bylaws, the board may amend the Corporation's bylaws as it deems appropriate, there is no material substantive difference in this case between a bylaw and a company policy. As such, we submit that the Proposal has been substantially implemented, and the Corporation is permitted to exclude the Proposal under Rule 14a-8(c)(10).

2. The Proposal May Be Omitted Under Rule 14a-8(i)(3) and Rule 14a-9 Because It Is False and Misleading.

Rule 14a-8(i)(3) allows a company to exclude from its proxy a proposal that is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make the statements contained therein not false or misleading. Each of the statements set forth below is false or misleading to the reader, and the Corporation, if required to print such a statement, would be in violation of Rule 14a-9. These statements may, therefore, properly be omitted from the materials distributed in conjunction with the Corporation's 2002 Annual Meeting.



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For convenience, the statements and the reasons for excluding them are divided into three separate categories.

A. Allegations or Inferences of Past Harm or Wrongdoing by the Corporation.

In a no-action letter issued to UnitedHealth Group Incorporated (Jan. 8, 2001), the registrant was required to print in its proxy materials a shareholder proposal that was substantially similar to the Proposal. The Staff, however, concurred with UnitedHealth's view that certain statements contained in the supporting statement to the proposal were false and misleading under Rule 14a-9 and could therefore be excluded. For example, in the sentence "This is especially important for professional money managers whose business relationships can be jeopardized by their voting positions", the phrase "...whose business relationships can be jeopardized by their voting positions" held to be excludable. This statement appears, word for word, in the second paragraph of the supporting statement of Mr. Levine's Proposal under the heading "Implementing confidential voting can enhance shareholder value." Statements such as these infer that the proponent possesses objective evidence that the registrant has exacted retribution against its own shareholders as a result of votes cast by those shareholders. While such an inference may be appropriate in some instances, it represents a serious allegation that should not be leveled against a company without any supporting evidence. The Corporation categorically denies that it has ever taken any action designed to, or that could reasonably be interpreted as an attempt to, punish any of its shareholders for any votes they have cast. In fact, the Corporation recently took action to ensure the confidentiality of the votes of its individual shareholders. In 2000 the Corporation's management formalized a Confidential Voting Policy, pursuant to which "all proxies, ballots and voting tabulations that reveal how a particular shareholder has voted are treated as confidential." (PG&E Corporation, Definitive Schedule 14A filed April 16, 2001, page 2.) This policy was observed in the Corporation's 2001 Annual Meeting of shareholders, and the Corporation has no intention of revoking the policy.

Mr. Levine has presented no evidence that the Corporation or any of its representatives has engaged in any coercive behavior, and a claim, inference or allegation of its occurrence without any supporting evidence has historically been recognized by the Staff to be false and misleading. *See UnitedHealth*, *Archer-Daniels-Midland Company* (July 22, 1999) and *Gannett Company Incorporated* (Jan. 30, 1991). The Corporation requests that the Commission staff instruct that Mr. Levine exclude the statement that "[s]hareholders would feel free to question or challenge management nominees and positions on specific ballot items if they are protected by a confidential ballot box." In addition, the Corporation requests that Mr. Levine be directed to exclude the words "Free and" from the header of the Proposal (which, as submitted, reads "Free and Confidential Shareholder Voting") on the same grounds because of its inference that, unless and until the proposal is passed, shareholder votes held by the Corporation do not constitute "free" votes.



ORRICK, HERRINGTON & SUTCLIFFE LLP
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Similarly, the second paragraph of the Proposal's supporting statement states that "[t]his [anonymity in shareholder voting] is especially important for money managers whose business relationships can be jeopardized by their voting positions." This statement implies that money managers whose funds hold stock in the Corporation have suffered damage to their business relationships as a direct result of votes they cast. This sentence appeared, word-for-word, in the proponent's original submission in *UnitedHealth*, and the Staff stated its view that the phrase "...whose business relationships can be jeopardized by their voting positions" must be deleted because it was false and misleading within the meaning of Rule 14a-9. The Corporation intends to omit this phrase in reliance on the *UnitedHealth* no-action letter.

An earlier no-action letter issued to The Chase Manhattan Corporation (Mar. 30, 2000), stands for a broader proposition: A reference to the registrant's potential or perceived coercive power over its shareholders in voting matters is excludable, unless the proponent has provided factual evidence to demonstrate that the shareholders hold such an impression. In *Chase Manhattan*, the Staff concurred in the registrant's view that a statement that its board and management had "extraordinary potential coercive power, *whether actually exercised or just perceived by the stockowner*" (emphasis added) was false and misleading without documentation of such a perception. Mr. Levine asserts in the third paragraph of the supporting statement for the Proposal that implementation of the proposed bylaw would ensure that shareholders were not subjected to "Actual Perceived or Potential coercive pressure." This phrase is misleading because it offers no factual evidence to establish that such perception exists amongst the Corporation's shareholders. In fact, the existence of the Corporation's Confidential Voting Policy demonstrates to the shareholders that there is no potential for this type of abuse. Another reference to perceived coercive power appears in the first paragraph of the supporting statement: "With confidential shareholder voting the integrity of our company's elections and shareholder votes can be better protected against potential abuse. Unless Mr. Levine provides documentation that PG&E shareholders actually perceive potential abuse in this area, the Corporation intends to exclude these statements in accordance with the principles articulated in *Chase Manhattan*.

B. Factually Incorrect Statements About Other Corporations.

Paragraph four of the supporting statement for the Proposal, entitled "Confidential voting bylaw" states (presumably in support of the argument that the Corporation's existing Confidential Voting Policy should be replaced by a bylaw) that "[m]ajor corporations, such as Coca-Cola, Dow Chemical, Georgia Pacific, Gillette, Kimberly Clark and Louisiana Pacific use confidential voting.". This statement implies that these six corporations have adopted bylaw provisions mandating confidential voting. However, the most recent proxy statements of at least four of these corporations indicate that their confidential voting practices arise out of management or board



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policies. *See e.g.,* Dow Chemical Co., Definitive Schedule 14A filed March 21, 2001 ("[t]he Company has a policy of vote confidentiality"); Georgia-Pacific Corporation, Definitive Schedule 14A filed March 29, 2001 ("[p]roxy cards, ballots and voting tabulations that identify individual shareholders are mailed or returned directly to First Chicago Trust Company, and handled in a manner that protects your privacy. Your vote will not be disclosed except: ...(4) in the event of a proxy contest unless all the parties to the contest agree to follow Georgia-Pacific's confidentiality policy."); The Coca-Cola Company Definitive Schedule 14A filed March 2, 2001 ("[w]e will continue our long-standing practice of holding the votes of all share owners in confidence from Directors, officers and employees, except..."); and Louisiana-Pacific Corporation, Definitive Schedule 14A filed March 26, 2001 ("[t]he Board of Directors has adopted a confidential voting policy which provides that the voting instructions of stockholders are not to be disclosed to LP except...."). Further, neither of the other two corporations listed in the supporting statement as corporations that "use confidential voting" contain provisions in their current Bylaws relating to confidential voting. On the contrary, Article VII of the current Bylaws of the Gillette Company provides that inspectors of election at shareholder meetings may be officers, employees or agents of the corporation.

The Proposal's statement that the above-mentioned corporations "use confidential voting" infers that the use of confidential voting at these corporations is somehow in contrast to PG&E Corporation's practices. This inference is factually incorrect. Where the proponent in *UnitedHealth Group* stated that "the vast majority of corporations have adopted a confidential voting policy," the Staff concurred with the registrant that unsupported assertions concerning the practice of other companies could be excluded from the proxy materials. It should do so here, where similar statements directly contradict publicly available facts.

C. Misstatements of Corporate Law.

The final paragraph of Mr. Levine's supporting statement for the Proposal states that "[i]nstitutional shareholders have the fiduciary duty to encourage an independent analysis of the merits of shareholder proposals." The statement implies that this duty is to the other shareholders of a corporation. While case law commonly provides at the state level that majority shareholders have a fiduciary duty to minority shareholders in consideration of certain organic corporate transactions (as opposed to decisions made in the ordinary course), this duty is imposed on the basis of the fact that a shareholder holds a large percentage of the voting stock of the corporation, not on the basis of its status as an institution. Aside from being irrelevant to the passage of the Proposal, this statement is an incorrect statement of the law and, unless Mr. Levine provides documentation for his assertion, the Corporation proposes to exclude it from the 2002 Proxy Materials.



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fax 415-773-5759
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CONCLUSION

On the basis of the foregoing, the Corporation intends to omit certain portions of the Proposal and the accompanying supporting statement from the 2002 Proxy Materials. The Corporation respectfully requests that the staff of the Commission's Division of Corporation Finance confirm that it will not recommend any enforcement action to the Commission if the Corporation excludes these portions of the Proposal from its 2002 Proxy Materials.

The Corporation intends to release definitive copies of its 2002 Proxy Materials to its shareholders on or about March 13, 2002, and wishes to release a draft of the 2002 Proxy Materials to its printer by February 21, 2002. Accordingly, we would appreciate the Commission's response as promptly as possible. If the Staff does not concur with this position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call me at (415) 773-5464. If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by fax at 415-773-4276 when it is available.

Please confirm this filing by returning a receipt-stamped copy of this letter. An extra copy of this letter and a pre-addressed postage paid envelope are enclosed.

Very truly yours,

M Gray

Maria Gray

cc: Simon Levine
Linda Y.H. Cheng
Gary P. Encinas

To: Mr. Robert D. Glynn, Jr., Chairman of the Board, PG&E Corporation.(PCG)
Rule 14a-8 proposal submitted for 2002 proxy
Intend to continue to meet all rule 14a-8 provisions including stock ownership past annual meeting
Welcome the opportunity to informally resolve any questions in a company/shareholder-friendly manner
December 17, 2001

---

3 – FREE AND CONFIDENTIAL SHAREHOLDER VOTING

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This will enhance clarity for all shareholders.]

PG&E shareholders request that the Board of Directors take the steps necessary to adopt a policy of confidential voting at all meetings of company shareholders through a bylaw. This includes the following provisions:

1) The voting of all proxies, consents or authorizations will be secret. No such document shall be available for examination, nor shall the vote or identity of any shareholder be disclosed except to the extent necessary to meet the legal requirements, if any, of the Company's state of incorporation.

2) The exception is in a proxy contest where each party is to have equal access to the above.

3) Independent election inspectors shall conduct the receipt, certification and tabulation of such votes.

This proposal is submitted by Simon Levine, 960 Shorepoint Court, No. 306, Alameda, CA 94501.

Ensure the Integrity of PG&E Elections

With confidential shareholder voting the integrity of our company's elections and shareholder votes can be better protected against potential abuse.

Implementing confidential voting can enhance shareholder value:

Shareholders would feel free to question or challenge management nominees and positions on specific ballot items if they are protected by a confidential ballot box. This is especially important for professional money managers whose business relationships can be jeopardized by their voting positions.

Fundamental to the American system

The confidential ballot is fundamental to the American system. This protection ensures that shareholders are not subjected to:

- Actual
- Perceived or
- Potential coercive pressure.

Confidential voting bylaw

According to our company's 2001 proxy statement confidential voting is apparently not formalized as a bylaw.

cc: LHE, LYHC, DMK, ALF, CAH, JAS,
Gary Encinas, Frances Chang, Kathleen Hayes

While there is no inference that PG&E management uses coercion, the existence of this possibility is sufficient to justify confidentiality. Major companies, such as Coca-Cola, Dow Chemical, Georgia-Pacific, Gillette, Kimberly Clark and Louisiana Pacific use confidential voting.

A survey of 56 institutional investors revealed that 75% said they consistently support confidential voting proposals. PG&E is 47% owned by institutional shareholders.

Institutional investor support of this topic is high-caliber support

This proposal topic won significant institutional support to pass at the 2001 annual meetings of other major companies. Institutional investor support is high-caliber support.

Institutional investor leadership

Some shareholders may look to institutional shareholders for leadership in evaluating the merits of shareholder proposals. Institutional shareholders have the fiduciary duty to encourage an independent analysis of the merits of shareholder proposals – plus the staff and resources to study the issues thoroughly from a shareholder-value perspective.

CONFIDENTIAL SHAREHOLDER VOTING
YES ON 3

Text above the first horizontal line and below the second horizontal line is not intended for publication.

Brackets "[ ]" enclose text not intended for publication.

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

The above format contains the emphasis intended.

PG&E Corporation

Linda Y.H. Cheng
Corporate Secretary

One Market, Spear Tower
Suite 2400
San Francisco, CA 94105
415.267.7070
Fax: 415.267.7260

December 20, 2001

VIA FEDERAL EXPRESS

Mr. Simon Levine
960 Shorepoint Court, No. 306
Alameda, CA 94501

Dear Mr. Levine:

This will acknowledge receipt of the shareholder proposal which was submitted by facsimile transmission on December 17, 2001, for consideration at the 2002 annual meeting or next shareholder meeting of PG&E Corporation. I have referred the proposal to Mr. Bruce R. Worthington, Senior Vice President and General Counsel, for review.

The regulations of the Securities and Exchange Commission (SEC) regarding the inclusion of shareholder proposals in a company's proxy statement are set forth in its Rule 14a-8. A copy of these regulations can be obtained from the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

Please note that PG&E Corporation reserves the right to omit the proposal from its proxy statement if a valid basis for such action exists under SEC Rule 14a-8.

Sincerely,

Linda YH Cheng

Corporate Secretary

LYHC:cmm

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
PH & FX
310/371-7872

FX: 202/942-9525
6 Copies
7th copy for date-stamp return
Via UPS Letter

January 7, 2002

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

PG&E Corporation (PCG)
Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic
Simon Levine Proposal

Ladies and Gentlemen:

This is respectfully submitted in response to the PG&E Corporation (PCG) no action request (NAR). It is believed that PCG must meet the burden of proof under rule 14a-8.

The following may be weaknesses in the company attempt to meet its burden of proof:

1) The company continues to repeat the word "policy" to address a bylaw proposal.
2) With the burden of proof the company is lavish with qualifiers in one sentence:
"Believes" and "fair reading"
3) The company seems to claim that a 1996 case deserves more consideration than a 1998 case.
4) The company appears to claim that "can be" suggests that "objective evidence" is present.
5) The company appears to claim that "can be" suggests that "a serious allegation" is made.
6) The company provides no investor remedy for a reversal of a company "no intention" statement, potentially making this "no intention" statement meaningless.
7) The company does not claim that its bylaws reflect a recent "no intention" clause regarding future conduct.
8) The company repeatedly asks the staff to give specific commands to an investor.
9) The company does not elaborate on how freedom from company shareholder lobbying would not be a specific freedom.
10) The company appears to claim that "can be" equates to "suffered damage."
11) A company reference to a confidential vote policy does not make it conclusive that the same company does not have a consistent confidential vote bylaw.
12) It is not conclusive that a company having a particular policy could not have a bylaw consistent with that policy.
13) Text, that institutional investors have a fiduciary duty, is not text stating that this fiduciary duty is owed to persons that have no business relationship to the institutional investor.
14) The company appears to claim that an "independent analysis" is irrelevant to this proposal.

The opportunity to submit additional supporting material beyond this preliminary submission is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden
cc: PCG
Simon Levine



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SEC MAIL PROCESSING
RECEIVED
JAN 2 3 2002
WASH. D.C. SECTION
354

January 22, 2002

Maria Gray
(415) 773-5464
mgray@orrick.com

VIA FEDEX

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re: Shareholder Proposal of Simon Levine

Ladies and Gentlemen:

This letter supplements the letter dated December 21, 2001 (the "Initial Letter"), sent by us to you on behalf of PG&E Corporation (the "Corporation") regarding a shareholder proposal (the "Proposal") purportedly submitted by Mr. Simon Levine (the "Proponent") for consideration at the Corporation's 2002 Annual Meeting of Shareholders scheduled to be held on April 17, 2002. For your convenience a copy of the Initial Letter with attachments is enclosed.

In accordance with Rule 14a-8(j), we are furnishing the Staff with six copies of this letter. Also enclosed is an additional copy of this letter, which we would appreciate having file-stamped and returned in the enclosed pre-paid envelope.

On January 16, 2002, the Corporation received a copy of a letter dated January 7, 2002 sent by Mr. John Chevedden to you concerning the Proposal. Mr. Chevedden is not the proponent of the Proposal, nor, to the knowledge of the Corporation, is he a shareholder of the Corporation, nor has he been granted a proxy by Mr. Levine to represent him in this matter.

Mr. Chevedden has no rights under Rule 14a-8 to provide a response to the Initial Letter. We therefore respectfully request that the Staff (1) disregard his letter concerning Mr. Levine's proposal in making its determination with respect to the request set forth in the Initial Letter and (2) exclude the Chevedden letter from its record of documents concerning the request for no action with respect to the Proposal.

Rule 14a-8 is intended to provide a simple and inexpensive way for shareholders of a particular corporation to make their views known to other shareholders of the same corporation and to enlist support for those views. Rule 14a-8 is not intended as a mechanism for shareholder activists who are not shareholders of a particular corporation to express or enlist support for their views on that corporation's performance or corporate governance. If parties who are not authorized by Rule 14a-



8 to participate in the shareholder proposal process are given access to the process it will become over burdened and unable to serve the purpose for which it was created.

The Commission's shareholder proposal rules have always included a requirement that the person submitting a proposal be a security holder of the corporation to which the proposal is submitted. In 1983, when the rules were amended to require a minimum shareholding and a minimum holding period, the Securities Exchange Commission said:

> A majority of the commentators specifically addressing this issue supported the concept of a minimum investment and/or a holding period as a condition to eligibility under Rule 14a-8. Many of those commentators expressed the view that abuse of the security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in a proxy statement to have some measured economic stake or investment interest in the corporation. The Commission believes that there is merit to those views and its adopting the eligibility requirement as proposed." (Release No. 34-20091, August 16, 1983).

Mr. Chevedden has neither an economic stake nor an investment interest in the Corporation, nor has the Proponent appointed Mr. Chevedden as his proxy with respect to the Proposal.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call me at (415) 773-5464.

Very truly yours,

MGray
Maria Gray

cc: Simon Levine
Linda Y.H. Cheng
Gary P. Encinas

DOCSSF1:579622.3



ORRICK, HERRINGTON & SUTCLIFFE LLP
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December 21, 2001

Maria Gray
(415) 773-5464
mgray@orrick.com

VIA FEDEX

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re: Shareholder Proposal of Simon Levine

Ladies and Gentlemen:

We are writing on behalf of our client, PG&E Corporation, a California corporation (the "Corporation"). Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8, the Company excludes a shareholder proposal from the proxy statement, form of proxy and other proxy materials for its 2002 Annual Meeting of Shareholders (the "2002 Proxy Materials"). The proposal (the "Proposal") and accompanying supporting statement (the "Supporting Statement") were submitted by Mr. Simon Levine (the "Proponent").

In accordance with Rule 14a-8(j), we are furnishing the Staff with six copies of this letter, which sets forth the reasons why the Corporation deems the omission of the Proposal from the 2002 Proxy Materials to be proper. We also enclose six copies of the Proposal and all other correspondence.

A copy of this letter is also being sent to Mr. Levine as notice of the Corporation's intent to omit certain portions of the Proposal and the accompanying supporting statement from the 2002 Proxy Materials. Also enclosed is an additional copy of this letter, which we would appreciate having file-stamped and returned in the enclosed pre-paid envelope.

For the reasons set forth below, the Corporation intends to omit the Proposal and the accompanying supporting statement from the 2002 Proxy Materials.

BACKGROUND

On December 17, 2001, the Corporation received the Proposal from Mr. Levine for consideration at the Corporation's 2002 annual meeting of shareholders. The Proposal requests that the Corporation's board of directors take the steps necessary to adopt a policy of confidential voting at



all shareholder meetings in the form of a bylaw. The Proposal lists three criteria for such a policy:

1. The voting of all proxies, consents or authorizations will be secret. No such document shall be available for examination, nor shall the vote or identity of any shareholder be disclosed except to the extent necessary to meet the legal requirements, if any, of the Company's state of incorporation.

2. The exception is in a proxy contest where each party is to have equal access to the above.

3. Independent election inspectors shall conduct the receipt, certification and tabulation of such votes.

REASONS FOR OMISSION

The Corporation believes it may properly omit the Proposal from its 2002 Proxy Materials for the following reasons:

1. The Proposal has been substantially implemented by the Corporation, and may be omitted under SEC Rule 14a-8(i)(10).

2. The Proposal violates SEC rules, because it is false and misleading, and therefore may be omitted pursuant to SEC Rule 14a-8(i)(3) and SEC Rule 14a-9.

DISCUSSION

1. The Proposal May Be Omitted Under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented.

Rule 14a-8(i)(10) permits the omission of a shareholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule allowing the omission of a proposal that was "moot." Rule 14a-8(i)(10) also clarifies the Commission's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it is substantially implemented. In 1983, the Commission determined that the previous formalistic "fully effected" application of Rule 14a-8(c)(10) (the predecessor of Rule 14a-8(i)(10)) defeated the purpose of the rule. See SEC Release No. 34-30091 (August 16, 1983). The Commission reaffirmed this interpretation in 1998 and the Division has recently applied this interpretation. See SEC Release No. 34-40018 (May 21, 1998); Masco Corporation (March 29, 1999)(board resolution substantially implemented the shareholder's proposal regarding independence of directors, rendering proposal moot).



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The Corporation has already substantially implemented the Proposal. In 2000, the Corporation formalized its Confidential Voting Policy (the "Confidential Voting Policy"). Under the Confidential Voting Policy, all proxies, ballots, and voting tabulations that reveal how a particular shareholder has voted are treated as confidential. Further, the vote of any shareholder will not be revealed to anyone other than a non-employee proxy tabulator or an independent inspector of election, except (i) as necessary to meet legal requirements, (ii) in a dispute regarding authenticity of proxies and ballots, (iii) in the event of a proxy contest, if the other party does not agree to comply with the Confidential Voting Policy, and (iv) where disclosure may be necessary for the Corporation to assert or defend claims.

In addition, the Corporation has had a long-standing policy to appoint independent election inspectors to conduct the receipt, certification and tabulation of shareholder votes. As noted in the Corporation's 2001 Joint Notice of Annual Meeting of Shareholders, representatives of Mellon Investor Services LLC ("Mellon") acted as the proxy tabulators and the inspectors of elections for the 2001 annual meetings. Mellon is independent of the Corporation and its directors, officers, and employees. The Corporation intends to continue to use independent election inspectors.

A close comparison of the Proposal and the policies of the Corporation, including the Confidential Voting Policy, illustrates that the Corporation has substantially implemented the policy described in the Proposal:

- The Proposal requests that "voting be secret"-- the Confidential Voting Policy requires that "the vote of any shareholder not be revealed to anyone . . ."

- The Proposal allows an exception "to the extent necessary to meet legal requirements . . . of the Company's state of incorporation"-- the Confidential Voting Policy provides an exception "as necessary to meet legal requirements" and where necessary to "assert or defend claims," the latter of which would include claims under California law, the Corporation's state of incorporation.

- The Proposal allows an exception "in a proxy contest where each party is to have equal access to the above"-- the Confidential Voting Policy provides a exception "in the event of a proxy contest, if the other party does not agree to comply with the Confidential Voting Policy."

- The Proposal requests the use of independent election inspectors -- the Corporation, as noted, has a long-standing and continuing policy to use independent inspectors.



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We note that the staff has rejected Rule 14a-8(i)(10) arguments where it appears that the proponent's proposal is more restrictive that the actual policy that is in place. See, e.g., Occidental Petroleum Corporation (January 31, 1995); United States Shoe (March 30, 1993); First Bank System, Inc. (February 27, 1992). The Corporation believes, as illustrated above, that its policies and the Proposal are equally restrictive and that the exceptions to each are, upon a fair reading, substantially alike. In addition, we note the Staff has recently rejected Rule 14a-8(i)(10) arguments in cases where the proponent appears to have sought a by-law or charter amendment to ensure that the confidential voting policy cannot be modified without shareholder approval. See, AT&T Corporation (February 18, 1998); but see, General Motors Corporation (March 4, 1996)(where the Staff concurred even though a stockholder vote requirement was requested but not implemented by the company). The Proponent has requested a bylaw, but has not requested the additional element of a shareholder vote requirement. In light of AT&T, this is an important omission.

The Corporation believes that the introduction of the additional procedural element of a bylaw does not change the essential objective of the Proposal, that of requiring confidential voting, which has been satisfied by the Corporation. Like bylaws, the Confidential Voting Policy (and other relevant policies) adopted by the Corporation's is subject to review and revision by the Corporation's board. In this case the distinction between bylaws and policies is not significant, since under Section 211 of the California General Corporation Law (the "CGCL"), to which the Corporation is subject, directors of a California corporation may adopt, amend or repeal the bylaws. While it is true that under Section 211, the articles or bylaws may restrict or eliminate the power of the board to adopt, amend or repeal the bylaws (with certain exceptions), no such provision exists in the Corporation's articles or bylaws. Therefore, since pursuant to Section 211 of the CGCL and the Corporation's articles and bylaws, the board may amend the Corporation's bylaws as it deems appropriate, there is no material substantive difference in this case between a bylaw and a company policy. As such, we submit that the Proposal has been substantially implemented, and the Corporation is permitted to exclude the Proposal under Rule 14a-8(c)(10).

2. The Proposal May Be Omitted Under Rule 14a-8(i)(3) and Rule 14a-9 Because It Is False and Misleading.

Rule 14a-8(i)(3) allows a company to exclude from its proxy a proposal that is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make the statements contained therein not false or misleading. Each of the statements set forth below is false or misleading to the reader, and the Corporation, if required to print such a statement, would be in violation of Rule 14a-9. These statements may, therefore, properly be omitted from the materials distributed in conjunction with the Corporation's 2002 Annual Meeting.



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For convenience, the statements and the reasons for excluding them are divided into three separate categories.

A. Allegations or Inferences of Past Harm or Wrongdoing by the Corporation.

In a no-action letter issued to UnitedHealth Group Incorporated (Jan. 8, 2001), the registrant was required to print in its proxy materials a shareholder proposal that was substantially similar to the Proposal. The Staff, however, concurred with UnitedHealth's view that certain statements contained in the supporting statement to the proposal were false and misleading under Rule 14a-9 and could therefore be excluded. For example, in the sentence "This is especially important for professional money managers whose business relationships can be jeopardized by their voting positions", the phrase "...whose business relationships can be jeopardized by their voting positions" held to be excludable. This statement appears, word for word, in the second paragraph of the supporting statement of Mr. Levine's Proposal under the heading "Implementing confidential voting can enhance shareholder value." Statements such as these infer that the proponent possesses objective evidence that the registrant has exacted retribution against its own shareholders as a result of votes cast by those shareholders. While such an inference may be appropriate in some instances, it represents a serious allegation that should not be leveled against a company without any supporting evidence. The Corporation categorically denies that it has ever taken any action designed to, or that could reasonably be interpreted as an attempt to, punish any of its shareholders for any votes they have cast. In fact, the Corporation recently took action to ensure the confidentiality of the votes of its individual shareholders. In 2000 the Corporation's management formalized a Confidential Voting Policy, pursuant to which "all proxies, ballots and voting tabulations that reveal how a particular shareholder has voted are treated as confidential." (PG&E Corporation, Definitive Schedule 14A filed April 16, 2001, page 2.) This policy was observed in the Corporation's 2001 Annual Meeting of shareholders, and the Corporation has no intention of revoking the policy.

Mr. Levine has presented no evidence that the Corporation or any of its representatives has engaged in any coercive behavior, and a claim, inference or allegation of its occurrence without any supporting evidence has historically been recognized by the Staff to be false and misleading. *See UnitedHealth*, *Archer-Daniels-Midland Company* (July 22, 1999) and *Gannett Company Incorporated* (Jan. 30, 1991). The Corporation requests that the Commission staff instruct that Mr. Levine exclude the statement that "[s]hareholders would feel free to question or challenge management nominees and positions on specific ballot items if they are protected by a confidential ballot box." In addition, the Corporation requests that Mr. Levine be directed to exclude the words "Free and" from the header of the Proposal (which, as submitted, reads "Free and Confidential Shareholder Voting") on the same grounds because of its inference that, unless and until the proposal is passed, shareholder votes held by the Corporation do not constitute "free" votes.



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Similarly, the second paragraph of the Proposal's supporting statement states that "[t]his [anonymity in shareholder voting] is especially important for money managers whose business relationships can be jeopardized by their voting positions." This statement implies that money managers whose funds hold stock in the Corporation have suffered damage to their business relationships as a direct result of votes they cast. This sentence appeared, word-for-word, in the proponent's original submission in *UnitedHealth*, and the Staff stated its view that the phrase "...whose business relationships can be jeopardized by their voting positions" must be deleted because it was false and misleading within the meaning of Rule 14a-9. The Corporation intends to omit this phrase in reliance on the *UnitedHealth* no-action letter.

An earlier no-action letter issued to The Chase Manhattan Corporation (Mar. 30, 2000), stands for a broader proposition: A reference to the registrant's potential or perceived coercive power over its shareholders in voting matters is excludable, unless the proponent has provided factual evidence to demonstrate that the shareholders hold such an impression. In *Chase Manhattan*, the Staff concurred in the registrant's view that a statement that its board and management had "extraordinary potential coercive power, *whether actually exercised or just perceived by the stockowner*" (emphasis added) was false and misleading without documentation of such a perception. Mr. Levine asserts in the third paragraph of the supporting statement for the Proposal that implementation of the proposed bylaw would ensure that shareholders were not subjected to "Actual Perceived or Potential coercive pressure." This phrase is misleading because it offers no factual evidence to establish that such perception exists amongst the Corporation's shareholders. In fact, the existence of the Corporation's Confidential Voting Policy demonstrates to the shareholders that there is no potential for this type of abuse. Another reference to perceived coercive power appears in the first paragraph of the supporting statement: "With confidential shareholder voting the integrity of our company's elections and shareholder votes can be better protected against potential abuse. Unless Mr. Levine provides documentation that PG&E shareholders actually perceive potential abuse in this area, the Corporation intends to exclude these statements in accordance with the principles articulated in *Chase Manhattan*.

B. Factually Incorrect Statements About Other Corporations.

Paragraph four of the supporting statement for the Proposal, entitled "Confidential voting bylaw" states (presumably in support of the argument that the Corporation's existing Confidential Voting Policy should be replaced by a bylaw) that "[m]ajor corporations, such as Coca-Cola, Dow Chemical, Georgia Pacific, Gillette, Kimberly Clark and Louisiana Pacific use confidential voting." This statement implies that these six corporations have adopted bylaw provisions mandating confidential voting. However, the most recent proxy statements of at least four of these corporations indicate that their confidential voting practices arise out of management or board



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policies. *See e.g.*, Dow Chemical Co., Definitive Schedule 14A filed March 21, 2001 ("[t]he Company has a policy of vote confidentiality"); Georgia-Pacific Corporation, Definitive Schedule 14A filed March 29, 2001 ("[p]roxy cards, ballots and voting tabulations that identify individual shareholders are mailed or returned directly to First Chicago Trust Company, and handled in a manner that protects your privacy. Your vote will not be disclosed except: ...(4) in the event of a proxy contest unless all the parties to the contest agree to follow Georgia-Pacific's confidentiality policy."); The Coca-Cola Company Definitive Schedule 14A filed March 2, 2001 ("[w]e will continue our long-standing practice of holding the votes of all share owners in confidence from Directors, officers and employees, except..."); and Louisiana-Pacific Corporation, Definitive Schedule 14A filed March 26, 2001 ("[t]he Board of Directors has adopted a confidential voting policy which provides that the voting instructions of stockholders are not to be disclosed to LP except...."). Further, neither of the other two corporations listed in the supporting statement as corporations that "use confidential voting" contain provisions in their current Bylaws relating to confidential voting. On the contrary, Article VII of the current Bylaws of the Gillette Company provides that inspectors of election at shareholder meetings may be officers, employees or agents of the corporation.

The Proposal's statement that the above-mentioned corporations "use confidential voting" infers that the use of confidential voting at these corporations is somehow in contrast to PG&E Corporation's practices. This inference is factually incorrect. Where the proponent in *UnitedHealth Group* stated that "the vast majority of corporations have adopted a confidential voting policy," the Staff concurred with the registrant that unsupported assertions concerning the practice of other companies could be excluded from the proxy materials. It should do so here, where similar statements directly contradict publicly available facts.

C. Misstatements of Corporate Law.

The final paragraph of Mr. Levine's supporting statement for the Proposal states that "[i]nstitutional shareholders have the fiduciary duty to encourage an independent analysis of the merits of shareholder proposals." The statement implies that this duty is to the other shareholders of a corporation. While case law commonly provides at the state level that majority shareholders have a fiduciary duty to minority shareholders in consideration of certain organic corporate transactions (as opposed to decisions made in the ordinary course), this duty is imposed on the basis of the fact that a shareholder holds a large percentage of the voting stock of the corporation, not on the basis of its status as an institution. Aside from being irrelevant to the passage of the Proposal, this statement is an incorrect statement of the law and, unless Mr. Levine provides documentation for his assertion, the Corporation proposes to exclude it from the 2002 Proxy Materials.



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CONCLUSION

On the basis of the foregoing, the Corporation intends to omit certain portions of the Proposal and the accompanying supporting statement from the 2002 Proxy Materials. The Corporation respectfully requests that the staff of the Commission's Division of Corporation Finance confirm that it will not recommend any enforcement action to the Commission if the Corporation excludes these portions of the Proposal from its 2002 Proxy Materials.

The Corporation intends to release definitive copies of its 2002 Proxy Materials to its shareholders on or about March 13, 2002, and wishes to release a draft of the 2002 Proxy Materials to its printer by February 21, 2002. Accordingly, we would appreciate the Commission's response as promptly as possible. If the Staff does not concur with this position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call me at (415) 773-5464. If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by fax at 415-773-4276 when it is available.

Please confirm this filing by returning a receipt-stamped copy of this letter. An extra copy of this letter and a pre-addressed postage paid envelope are enclosed.

Very truly yours,

M Gray

Maria Gray

cc: Simon Levine
Linda Y.H. Cheng
Gary P. Encinas

DOCSSF1:579622.1

To: Mr. Robert D. Glynn, Jr., Chairman of the Board, PG&E Corporation.(PCG)
Rule 14a-8 proposal submitted for 2002 proxy
Intend to continue to meet all rule 14a-8 provisions including stock ownership past annual meeting
Welcome the opportunity to informally resolve any questions in a company/shareholder-friendly manner
December 17, 2001

---

3 – FREE AND CONFIDENTIAL SHAREHOLDER VOTING

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This will enhance clarity for all shareholders.]

PG&E shareholders request that the Board of Directors take the steps necessary to adopt a policy of confidential voting at all meetings of company shareholders through a bylaw. This includes the following provisions:

1) The voting of all proxies, consents or authorizations will be secret. No such document shall be available for examination, nor shall the vote or identity of any shareholder be disclosed except to the extent necessary to meet the legal requirements, if any, of the Company's state of incorporation.

2) The exception is in a proxy contest where each party is to have equal access to the above.

3) Independent election inspectors shall conduct the receipt, certification and tabulation of such votes.

This proposal is submitted by Simon Levine, 960 Shorepoint Court, No. 306, Alameda, CA 94501.

Ensure the Integrity of PG&E Elections
With confidential shareholder voting the integrity of our company's elections and shareholder votes can be better protected against potential abuse.

Implementing confidential voting can enhance shareholder value:
Shareholders would feel free to question or challenge management nominees and positions on specific ballot items if they are protected by a confidential ballot box. This is especially important for professional money managers whose business relationships can be jeopardized by their voting positions.

Fundamental to the American system
The confidential ballot is fundamental to the American system. This protection ensures that shareholders are not subjected to:
- Actual
- Perceived or
- Potential coercive pressure.

Confidential voting bylaw
According to our company's 2001 proxy statement confidential voting is apparently not formalized as a bylaw.

cc: LHE, LYHC, DMK, ALF, CAH, JAS,
Gary Encinas, Frances Chang, Kathleen Hayes

While there is no inference that PG&E management uses coercion, the existence of this possibility is sufficient to justify confidentiality. Major companies, such as Coca-Cola, Dow Chemical, Georgia-Pacific, Gillette, Kimberly Clark and Louisiana Pacific use confidential voting.

A survey of 56 institutional investors revealed that 75% said they consistently support confidential voting proposals. PG&E is 47% owned by institutional shareholders.

Institutional investor support of this topic is high-caliber support

This proposal topic won significant institutional support to pass at the 2001 annual meetings of other major companies. Institutional investor support is high-caliber support.

Institutional investor leadership

Some shareholders may look to institutional shareholders for leadership in evaluating the merits of shareholder proposals. Institutional shareholders have the fiduciary duty to encourage an independent analysis of the merits of shareholder proposals – plus the staff and resources to study the issues thoroughly from a shareholder-value perspective.

CONFIDENTIAL SHAREHOLDER VOTING
YES ON 3

Text above the first horizontal line and below the second horizontal line is not intended for publication.

Brackets "[ ]" enclose text not intended for publication.

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

The above format contains the emphasis intended.

PG&E Corporation

Linda Y.H. Cheng
Corporate Secretary

One Market, Spear Tower
Suite 2400
San Francisco, CA 94105
415.267.7070
Fax: 415.267.7260

December 20, 2001

VIA FEDERAL EXPRESS

Mr. Simon Levine
960 Shorepoint Court, No. 306
Alameda, CA 94501

Dear Mr. Levine:

This will acknowledge receipt of the shareholder proposal which was submitted by facsimile transmission on December 17, 2001, for consideration at the 2002 annual meeting or next shareholder meeting of PG&E Corporation. I have referred the proposal to Mr. Bruce R. Worthington, Senior Vice President and General Counsel, for review.

The regulations of the Securities and Exchange Commission (SEC) regarding the inclusion of shareholder proposals in a company's proxy statement are set forth in its Rule 14a-8. A copy of these regulations can be obtained from the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

Please note that PG&E Corporation reserves the right to omit the proposal from its proxy statement if a valid basis for such action exists under SEC Rule 14a-8.

Sincerely,

Linda YH Cheng

Corporate Secretary

LYHC:cmm

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
PH & FX
310/371-7872

FX: 202/942-9525
6 Copies
Also Via UPS Letter
6 Copies
7th copy for date-stamp return

January 29, 2002

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

PG&E Corporation (PCG)
Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic
Simon Levine
Shareholder Proposal

Ladies and Gentlemen:

In response to the company January 22, 2002 letter these are issues for the company burden of proof under rule 14a-8:

1) The company received Mr. Simon Levine's proposal on December 17, 2001.
2) The company January 22, 2002 letter does not explain why the company did not raise a procedural issue of legal proxy in the 14-day period specified by rule 14a-8.
3) The company does not explain why the company should expect to be rewarded with the maximum result of its no action request due to the company not following the 14-day window for procedural issues.

4) The company does not explain how the undersigned would have received the company no action request (and responded to it on January 7, 2002) if it had not been forwarded by Mr. Levine.
5) The company does not explain why the company did not reach this conclusion.
6) The company supplied no evidence that Mr. Levine has not give his proxy to the undersigned.
7) The undersigned has the proxy of Mr. Levine.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material – counting from the date of investor party receipt.

Sincerely,

John Chevedden
cc: PCG, Simon Levine

960 Shorepoint Ct., 306
Alameda, CA 94501

FX: 415/973-0585

Mr. Robert D. Glynn, Jr.
Chairman of the Board
PG&E Corporation
77 Beale Street
San Francisco, CA 94105

Dear Mr. Glynn and Directors of PG&E Corporation,

My Rule 14a-8 proposal was submitted for the 2002 annual shareholder meeting This reiterates the proxy given earlier for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including my shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Of course this letter does not give any authority to sell stock. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Simon Levine
Shareholder

2-1-02
Date

cc:
Linda Y.H. Cheng
Corporate Secretary
FX: 415/267-7260
lindacheng@pge-corp.com

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 28, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PG&E Corporation
Incoming letter dated December 21, 2001

The proposal requests that PG&E amend its bylaws to adopt a confidential voting policy

We are unable to concur in your view that PG&E may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- Recast the title of the proposal that reads "Free and Confidential Shareholder Voting" to delete the phrase "Free and";
- Recast the statement that begins "With confidential shareholder . . ." and ends ". . . potential abuse" as the proponent's opinion;
- Delete the discussion that begins ". . . Implementing confidential voting . . ." and ends ". . . their voting positions";
- Delete the statement that begins "This protection . . ." and ends ". . . coercive pressure";
- Delete the statement that begins "Major companies . . ." and ends ". . . use confidential voting"; and
- Provide factual support for the statement that begins "Institutional shareholders have . . ." and ends ". . . shareholder-value perspective" in the form of a citation to a specific source.

Accordingly, unless the proponent provides PG&E with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if PG&E omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that PG&E may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that PG&E may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Keir D. Gumbs
Special Counsel